Exhibit 99.1

GAMIDA CELL ANNOUNCES 2019 GOALS AND PROVIDES COMPANY UPDATE

– Thomas Klima Joins as Chief Commercial Officer; Nurit Benjamini Appointed to Board of Directors –

– Patient Enrollment in Phase 3 Study of NiCord® on Track for Completion in Second Half of 2019; Topline Results Expected in First Half of 2020 –

– NAM-NK Program Progressing with Additional Data Expected First Half of 2019 –

San Francisco, Calif., January 7, 2019 – Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company, reported expected milestones for 2019, which highlight the company’s progress advancing its clinical development candidates: NiCord®, an investigational universal bone marrow donor source in late-stage development for patients with hematologic malignancies (blood cancers), and NAM-NK, an investigational, cell-based cancer immunotherapy in development in patients with non-Hodgkin lymphoma and multiple myeloma.

Gamida Cell expects to complete patient enrollment in its Phase 3 clinical study of NiCord in the second half of this year. The international, randomized, multi-center study is designed to evaluate the safety and efficacy of NiCord compared to standard umbilical cord blood for allogeneic hematopoietic stem cell (bone marrow) transplant in approximately 120 patients with no available matched donor. The company also expects to report additional data from the ongoing Phase 1 study of NAM-NK at a medical meeting during the first half of 2019.

Today Gamida Cell also announced the appointment of Thomas Klima to the newly created role of chief commercial officer. Mr. Klima brings nearly 20 years of global experience in the pharmaceutical industry with expertise in cellular therapy, hematology, oncology and transplantation. During his career, he has played key roles in building commercial organizations and leading multiple successful product launches. Additionally, the company announced that Nurit Benjamini, an experienced financial executive, has been appointed to Gamida Cell’s board of directors and will chair the board’s audit committee.

“We are intently focused on advancing NiCord, which has potential to expand and improve bone marrow transplants, giving patients a chance for a cure. We are on track to complete enrollment by the end of this year, with topline data from the Phase 3 study anticipated in first half of 2020,” stated Julian Adams, Ph.D., chief executive officer at Gamida Cell. “We are also continuing to build a pipeline based on our proprietary nicotinamide, or NAM, technology and plan to report additional data from the ongoing Phase 1 study of NAM-NK in the coming months.”

“We have also augmented our team with two new experienced individuals. I’m pleased to welcome Tom Klima, who will join as chief commercial officer, and Nurit Benjamini, who will serve as an independent director on the company’s board. Their experience and contributions will be invaluable as we advance toward anticipated commercialization,” Dr. Adams continued.

Mr. Klima most recently served as head of global commercial planning and operations at Atara Biotherapeutics, prior to which he played a key role as senior vice president and chief commercial officer at Navidea Biopharmaceuticals Ltd. Mr. Klima also served as head of sales and commercial operations at Algeta U.S. and led the successful commercial build-out and launch of Xofigo®. Before Algeta, he held various commercial leadership positions at Dendreon. Mr. Klima began his pharmaceutical career at Eli Lilly where he held several positions of increasing responsibility and participated in the global launch of Cymbalta®. Mr. Klima earned a B.A. in Business Administration and Marketing from Western State College.

Ms. Benjamini has served as chief financial officer of TabTale Ltd. since 2013. Previously, she held a number of chief financial officer positions, including at Wix.com Ltd., Sigma Designs Israel Ltd. and Compugen Ltd. She has served as a director at RedHill BioPharma Ltd., BioLine Rx and Allot Communications. Ms. Benjamini holds a BA in Economics and Business and an MBA in Finance from Bar Ilan University, Israel.

Expected 2019 Milestones
Gamida Cell expects to achieve the following milestones this year:
•	Present additional data from the Phase 1 study of NAM-NK in first half of 2019
•	Report early data from the Phase 1/2 study of NiCord in patients with severe aplastic anemia data in the first half of 2019
•	Complete patient enrollment in the Phase 3 study of NiCord in patients with high-risk hematologic malignancies in the second half of 2019

2019 Financial Outlook
Gamida Cell ended 2018 with cash, cash equivalents and available-for-sale securities of approximately $60 million (unaudited). The company expects that such funds will support the company’s capital needs through the data readout for the Phase 3 clinical study of NiCord, which is expected in the first half of 2020. This cash runway guidance is based on the company’s current operational plans and excludes any additional funding that may be received or business development activities that may be undertaken.

Gamida Cell intends to provide additional financial guidance for 2019 when it reports its fourth quarter and full-year 2018 financial results in March 2019.

About NiCord
NiCord, the company’s lead clinical program, is under development as a universal bone marrow transplant solution for patients with high-risk hematologic malignancies. NiCord has been granted Breakthrough Therapy designation by the U.S. Food and Drug Administration, making it the first bone marrow transplant alternative to receive this designation. It has also received U.S. and EU orphan drug designation. A Phase 3 clinical study evaluating NiCord in patients with leukemia and lymphoma is ongoing in the United States, Europe and Asia.1 For more information on clinical trials of NiCord, please visit www.clinicaltrials.gov.

About NAM-NK
Gamida Cell applied the capabilities of its NAM-based cell expansion technology to highly functional NK cells to develop NAM-NK, an innate immunotherapy for the treatment of hematologic and solid tumors in combination with standard of care antibody therapies. NAM-NK addresses key limitations of NK cells by increasing the cytotoxicity and in vivo retention and proliferation in the bone marrow and lymphoid organs of NK cells expanded in culture. NAM-NK is in Phase 1 development through an investigator-sponsored study in patients with refractory non-Hodgkin lymphoma and multiple myeloma.2

NiCord and NAM-NK are investigational therapies, and their safety and efficacy have not been evaluated by the U.S. Food and Drug Administration or any other health authority.

About Gamida Cell
Gamida Cell is a clinical stage biopharmaceutical company leveraging its proprietary technology to develop cell therapies that are designed to cure cancer and rare, serious hematologic diseases. The company is leveraging its nicotinamide-, or NAM-, based cell expansion technology to develop a pipeline of products designed to address the limitations of cell therapies.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the timing of patient enrollment in Gamida Cell’s ongoing Phase 3 clinical study of NiCord, the timing of topline data therefrom and from Gamida Cell’s NAM-NK Phase 1 clinical study, and the anticipated duration of Gamida Cell’s cash runway, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Gamida Cell’s ongoing studies, and changes to Gamida Cell’s current operational plans including with respect to additional funding to be received or business development activities undertaken. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of our Registration Statement on Form F-1 filed with the SEC on September 28, 2018, and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Gamida Cell as of the date of this release.

Xofigo® is a registered trademark of Bayer. Cymbalta® is a registered trademark of Eli Lilly and Company.

Contacts:
Jaren Irene Madden
jaren@gamida-cell.com
1-617-286-6264

Media Inquiries
Krystle Gibbs
krystle@tenbridgecommunications.com
508-479-6358

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References

1ClinicalTrials.gov identifier NCT02730299.
2ClinicalTrials.gov identifier NCT03019666.